Exhibit 99.1

KANZHUN LIMITED Announces Fourth Quarter and Full Year 2022 Financial Results

BEIJING, March 20, 2023 (GLOBE NEWSWIRE) – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter and Full Year 2022 Highlights

●	Revenues for the fourth quarter of 2022 were RMB1,082.3 million (US$156.9 million), on par with that of the same quarter of 2021. Revenues for the full year of 2022 were RMB4,511.1 million (US$654.0 million), an increase of 5.9% from RMB4,259.1 million for the full year of 2021.

●	Calculated cash billings[1] for the fourth quarter of 2022 were RMB1,104.5 million (US$160.1 million), a decrease of 5.6% from RMB1,169.5 million for the same quarter of 2021. Calculated cash billings for the full year of 2022 were RMB4,613.4 million (US$668.9 million), a decrease of 8.1% from RMB5,017.3 million for the full year of 2021.

●	Average monthly active users (MAU)[2] for the fourth quarter of 2022 were 30.9 million, an increase of 26.6% from 24.4 million for the same quarter of 2021. MAU for the full year of 2022 were 28.7 million, an increase of 5.9% from 27.1 million for the full year of 2021.

●	Total paid enterprise customers[3] in the twelve months ended December 31, 2022 was 3.6 million, a decrease of 10.0% from 4.0 million in the twelve months ended December 31, 2021.

●	Net loss for the fourth quarter of 2022 was RMB184.8 million (US$26.8 million), compared to net income of RMB233.1 million for the same quarter of 2021. Adjusted net income[4] for the fourth quarter of 2022 was RMB59.5 million (US$8.6 million), compared to RMB348.5 million for the same quarter of 2021. Net income for the full year of 2022 was RMB107.2 million (US$15.5 million), compared to a net loss of RMB1,071.1 million for the full year of 2021. Adjusted net income for the full year of 2022 was RMB799.4 million (US$115.9 million), a decrease of 6.2% from RMB852.6 million for the full year of 2021.

Mr. Jonathan Peng Zhao, Founder, Chairman, and Chief Executive Officer of the Company, commented, “In the past quarters, our efforts to improve our user experience and service capabilities have been continuously validated. We have witnessed robust user growth and engagement since the beginning of 2023 as a result of our enhanced brand recognition and strengthened competitive advantages. With the revival in recruitment demand, we are confident in delivering strong returns for our shareholders in the years to come.”

Mr. Phil Yu Zhang, Chief Financial Officer, added, “Amidst the various external challenges, including the COVID-19 pandemic, we achieved a solid financial performance for the fourth quarter and for the full year. We remained highly efficient with our marketing activities while growing users at scale. Encouraged by the recent recovery trend, we are optimistic about embracing strong growth this year while maintaining discipline in our marketing and other expenses to ensure high-quality growth.”

1	Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”
2	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile application in a given month at least once.
3	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
4	Adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

Fourth Quarter 2022 Financial Results

Revenues

Revenues were RMB1,082.3 million (US$156.9 million) for the fourth quarter of 2022, which is on par with that of the same period in 2021.

●	Revenues from online recruitment services to enterprise customers were RMB1,069.6 million (US$155.1 million) for the fourth quarter of 2022, representing a decrease of 1.1% from RMB1,082.0 million for the same period in 2021.

●	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB12.6 million (US$1.8 million) for the fourth quarter of 2022, representing an increase of 44.8% from RMB8.7 million for the same period in 2021, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,426.1 million (US$206.8 million) for the fourth quarter of 2022, representing an increase of 69.5% from RMB841.4 million for the same period of 2021. Total share-based compensation expenses were RMB244.2 million (US$35.4 million) for the fourth quarter of 2022, representing an increase of 111.4% from RMB115.5 million for the same period of 2021, primarily due to the grant of share-based compensation awards related to the dual primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

●	Cost of revenues was RMB202.4 million (US$29.3 million) for the fourth quarter of 2022, representing an increase of 35.1% from RMB149.8 million for the same period of 2021, primarily driven by increased server and bandwidth cost and increased employee-related expenses.

●	Sales and marketing expenses were RMB682.1 million (US$98.9 million) for the fourth quarter of 2022, representing an increase of 82.6% from RMB373.5 million for the same period of 2021, primarily due to increased brand advertising expenses mainly resulting from the marketing campaigns during the 2022 FIFA World Cup, as well as increased employee- related expenses.

●	Research and development expenses were RMB294.1 million (US$42.6 million) for the fourth quarter of 2022, representing an increase of 47.9% from RMB198.9 million for the same period of 2021, primarily due to increased employee-related expenses.

●	General and administrative expenses were RMB247.6 million (US$35.9 million) for the fourth quarter of 2022, representing an increase of 107.7% from RMB119.2 million for the same period of 2021, primarily due to increased professional service fees related to the dual primary listing on the Hong Kong Stock Exchange, as well as increased employee-related expenses.

Income/Loss from operations

Loss from operations was RMB340.5 million (US$49.4 million) for the fourth quarter of 2022, compared to income from operations of RMB253.3 million for the same period of 2021.

Net income/loss and adjusted net income

Net loss was RMB184.8 million (US$26.8 million) for the fourth quarter of 2022, compared to net income of RMB233.1 million for the same period of 2021.

Adjusted net income was RMB59.5 million (US$8.6 million) for the fourth quarter of 2022, compared to RMB348.5 million for the same quarter of 2021.

Net income/loss per ADS and adjusted net income per ADS

Basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB0.43 (US$0.06) for the fourth quarter of 2022, compared to basic and diluted net income per ADS of RMB0.54 and RMB0.51, respectively, in the same period of 2021.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 were RMB0.14 (US$0.02) and RMB0.13 (US$0.02), respectively, for the fourth quarter of 2022, compared to RMB0.81 and RMB0.76, respectively, in the same period of 2021.

Net cash generated from operating activities

Net cash generated from operating activities was RMB155.5 million (US$22.6 million) in the fourth quarter of 2022, representing a decrease of 70.9% from RMB534.9 million in the same period of 2021. This decrease was primarily due to the payments for the marketing campaigns during the 2022 FIFA World Cup.

Cash position

Balance of cash and cash equivalents and short-term investments was RMB13,209.9 million (US$1,915.3 million) as of December 31, 2022.

Full Year 2022 Financial Results

Revenues

Revenues were RMB4,511.1 million (US$654.0 million) for the full year of 2022, representing an increase of 5.9% from RMB4,259.1 million for the full year of 2021.

●	Revenues from online recruitment services to enterprise customers were RMB4,461.3 million (US$646.8 million) for the full year of 2022, representing an increase of 5.7% from RMB4,219.0 million for the full year of 2021.

●	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB49.8 million (US$7.2 million) for the full year of 2022, representing an increase of 24.2% from RMB40.1 million for the full year of 2021, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB4,658.2 million (US$675.4 million) for the full year of 2022, representing a decrease of 12.3% from RMB5,310.4 million for the full year of 2021. Total share-based compensation expenses were RMB692.2 million (US$100.4 million) for the full year of 2022, representing a decrease of 64.0% from RMB1,923.6 million for the full year of 2021.

●	Cost of revenues was RMB754.9 million (US$109.4 million) for the full year of 2022, representing an increase of 36.1% from RMB554.6 million for the full year of 2021, primarily driven by increased employee-related expenses and increased server and bandwidth cost.

●	Sales and marketing expenses were RMB2,000.9 million (US$290.1 million) for the full year of 2022, representing an increase of 3.0% from RMB1,942.7 million for the full year of 2021, primarily due to increased employee-related expenses and increased brand advertising expenses mainly resulting from the marketing campaigns during the 2022 FIFA World Cup, partially offset by decreased customer acquisition cost.

●	Research and development expenses were RMB1,182.7 million (US$171.5 million) for the full year of 2022, representing an increase of 43.9% from RMB822.0 million for the full year of 2021, primarily due to increased employee-related expenses.

●	General and administrative expenses were RMB719.7 million (US$104.3 million) for the full year of 2022, representing a decrease of 63.9% from RMB1,991.1 million for the full year of 2021, primarily due to one-off share-based compensation expenses of RMB1,506.4 million recognized in 2021, partially offset by increased employee-related expenses.

Loss from operations

Loss from operations was RMB129.5 million (US$18.8 million) for the full year of 2022, representing a decrease of 87.5% from RMB1,036.3 million for the full year of 2021.

Net income/loss and adjusted net income

Net income was RMB107.2 million (US$15.5 million) for the full year of 2022, compared to a net loss of RMB1,071.1 million for the full year of 2021.

Adjusted net income was RMB799.4 million (US$115.9 million) for the full year of 2022, representing a decrease of 6.2% from RMB852.6 million for the full year of 2021.

Net income/loss per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.25 (US$0.04) and RMB0.24 (US$0.03) for the full year of 2022, compared to basic and diluted net loss per ADS of RMB4.67 for the full year of 2021.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders were RMB1.84 (US$0.27) and RMB1.75 (US$0.25), respectively, for the full year of 2022, compared to RMB2.60 and RMB1.60 for the full year of 2021.

Net cash generated from operating activities

Net cash generated from operating activities was RMB1,003.0 million (US$145.4 million) for the full year of 2022, representing a decrease of 38.9% from RMB1,641.4 million for the full year of 2021.

Share Repurchase Program

In March 2023, the Company’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADS) over the next 12 months.

Dual Primary Listing in Hong Kong

On December 22, 2022, the Company successfully listed, by way of introduction, its Class A ordinary shares on the Hong Kong Stock Exchange under the stock code of “2076”.

Outlook

For the first quarter of 2023, the Company currently expects its total revenues to be between RMB1.25 billion and RMB1.27 billion, representing a year-on-year increase of 9.8% to 11.6%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00 AM U.S. Eastern Time on Monday, March 20, 2023 (8:00 PM Beijing/Hong Kong Time on Monday, March 20, 2023) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register.vevent.com/register/BI485a5b5ae0da41ec8bb3cda4d1742686

Upon registration, participants will receive an email containing participant dial-in numbers and unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhipin.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB6.8972 to US$1.00 on December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as calculated cash billings, adjusted net income/loss, adjusted net income/loss attributable to ordinary shareholders, adjusted basic and diluted net income/loss per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provides valuable insights into the cash generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income/loss and adjusted net income/loss attributable to ordinary shareholders by excluding the impact of share- based compensation expenses, which are non-cash expenses, from the related GAAP measures. The Company believes that these non-GAAP measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP, and are not presented in accordance with U.S. GAAP. The presentation of non-GAAP financial measures should not be considered in isolation from, or as a substitute for most directly comparable financial measures prepared in accordance with GAAP. The non-GAAP measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, and may not be comparable to similarly titled measures used by other companies. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non- GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

 KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,081,972	1,069,634	155,082	4,219,026	4,461,282	646,825
Others	8,678	12,641	1,833	40,102	49,780	7,217
Total revenues	1,090,650	1,082,275	156,915	4,259,128	4,511,062	654,042
Operating cost and expenses
Cost of revenues(1)	(149,785)	(202,395)	(29,345)	(554,648)	(754,861)	(109,445)
Sales and marketing expenses(1)	(373,471)	(682,057)	(98,889)	(1,942,670)	(2,000,900)	(290,103)
Research and development expenses(1)	(198,933)	(294,061)	(42,635)	(821,984)	(1,182,716)	(171,478)
General and administrative expenses(1)	(119,173)	(247,600)	(35,899)	(1,991,123)	(719,699)	(104,347)
Total operating cost and expenses	(841,362)	(1,426,113)	(206,768)	(5,310,425)	(4,658,176)	(675,373)
Other operating income, net	4,029	3,350	486	14,977	17,595	2,551
Income/(Loss) from operations	253,317	(340,488)	(49,367)	(1,036,320)	(129,519)	(18,780)
Investment income	8,953	34,038	4,935	24,744	65,150	9,446
Financial income, net	2,981	83,319	12,080	9,735	161,332	23,391
Foreign exchange (loss)/gain	(1,644)	(1,509)	(219)	(1,961)	8,627	1,251
Other (expenses)/income, net	(1,076)	7,724	1,120	(7,745)	11,406	1,654
Income/(Loss) before income tax expenses	262,531	(216,916)	(31,451)	(1,011,547)	116,996	16,962
Income tax (expenses)/benefit	(29,461)	32,123	4,657	(59,527)	(9,751)	(1,414)
Net income/(loss)	233,070	(184,793)	(26,794)	(1,071,074)	107,245	15,548
Accretion on convertible redeemable preferred shares to redemption value	–	–	–	(164,065)	–	–
Net income/(loss) attributable to ordinary shareholders	233,070	(184,793)	(26,794)	(1,235,139)	107,245	15,548
Net income/(loss)	233,070	(184,793)	(26,794)	(1,071,074)	107,245	15,548
Other comprehensive (loss)/income
Foreign currency translation adjustments	(175,647)	(200,559)	(29,078)	(127,378)	952,949	138,165
Total comprehensive income/(loss)	57,423	(385,352)	(55,872)	(1,198,452)	1,060,194	153,713
Weighted average number of ordinary shares
– Basic	863,552,831	864,609,263	864,609,263	529,343,027	868,941,151	868,941,151
– Diluted	922,941,599	864,609,263	864,609,263	529,343,027	912,141,991	912,141,991
Net income/(loss) per ordinary share attributable to ordinary shareholders
– Basic	0.27	(0.21)	(0.03)	(2.33)	0.12	0.02
– Diluted	0.25	(0.21)	(0.03)	(2.33)	0.12	0.02
Net income/(loss) per ADS* attributable to ordinary shareholders
– Basic	0.54	(0.43)	(0.06)	(4.67)	0.25	0.04
– Diluted	0.51	(0.43)	(0.06)	(4.67)	0.24	0.03

*	Each ADS represents two Class A ordinary shares.

(1)	Include share-based compensation expenses as follows:

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	6,899	14,383	2,085	31,467	39,587	5,740
Sales and marketing expenses	28,895	63,753	9,243	73,733	170,366	24,701
Research and development expenses	42,499	99,378	14,408	137,820	284,323	41,223
General and administrative expenses	37,179	66,729	9,675	1,680,626	197,928	28,697
	115,472	244,243	35,411	1,923,646	692,204	100,361

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	11,341,758	9,751,824	1,413,882
Short-term investments	884,996	3,458,089	501,376
Accounts receivable, net	1,002	9,862	1,430
Amounts due from related parties	6,615	5,714	828
Prepayments and other current assets	724,583	600,773	87,104
Total current assets	12,958,954	13,826,262	2,004,620
Non-current assets
Property, equipment and software, net	369,126	691,036	100,191
Intangible assets, net	458	10,251	1,486
Goodwill	–	5,690	825
Right-of-use assets, net	309,085	289,628	41,992
Other non-current assets	4,000	4,000	580
Total non-current assets	682,669	1,000,605	145,074
Total assets	13,641,623	14,826,867	2,149,694
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	52,963	185,297	26,866
Deferred revenue	1,958,570	2,060,892	298,801
Other payables and accrued liabilities	645,138	633,482	91,846
Operating lease liabilities, current	127,531	151,438	21,956
Total current liabilities	2,784,202	3,031,109	439,469
Non-current liabilities
Operating lease liabilities, non-current	183,365	143,591	20,819
Deferred tax liabilities	–	11,404	1,653
Total non-current liabilities	183,365	154,995	22,472
Total liabilities	2,967,567	3,186,104	461,941
Shareholders’ equity
Ordinary shares	554	564	82
Treasury shares	–	(918,894)	(133,227)
Additional paid-in capital	14,624,386	15,450,389	2,240,096
Accumulated other comprehensive (loss)/income	(257,765)	695,184	100,793
Accumulated deficit	(3,693,119)	(3,586,480)	(519,991)
Total shareholders’ equity	10,674,056	11,640,763	1,687,753
Total liabilities and shareholders’ equity	13,641,623	14,826,867	2,149,694

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	534,910	155,543	22,552	1,641,381	1,003,042	145,427
Net cash generated from/(used in) investing activities	203,889	(725,495)	(105,187)	(601,862)	(2,816,581)	(408,365)
Net cash generated from/(used in) financing activities	21,419	(627,954)	(91,045)	6,431,263	(669,232)	(97,029)
Effect of exchange rate changes on cash and cash equivalents	(174,825)	(209,026)	(30,306)	(127,227)	892,837	129,449
Net increase/(decrease) in cash and cash equivalents	585,393	(1,406,932)	(203,986)	7,343,555	(1,589,934)	(230,518)
Cash and cash equivalents at beginning of the period	10,756,365	11,158,756	1,617,868	3,998,203	11,341,758	1,644,400
Cash and cash equivalents at end of the period	11,341,758	9,751,824	1,413,882	11,341,758	9,751,824	1,413,882

KANZHUN LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,090,650	1,082,275	156,915	4,259,128	4,511,062	654,042
Add: Change in deferred revenue	78,851	22,223	3,222	758,221	102,322	14,835
Calculated cash billings	1,169,501	1,104,498	160,137	5,017,349	4,613,384	668,877

Net income/(loss)	233,070	(184,793)	(26,794)	(1,071,074)	107,245	15,548
Add: Share-based compensation expenses	115,472	244,243	35,411	1,923,646	692,204	100,361
Adjusted net income	348,542	59,450	8,617	852,572	799,449	115,909

Net income/(loss) attributable to ordinary shareholders	233,070	(184,793)	(26,794)	(1,235,139)	107,245	15,548
Add: Share-based compensation expenses	115,472	244,243	35,411	1,923,646	692,204	100,361
Adjusted net income attributable to ordinary shareholders	348,542	59,450	8,617	688,507	799,449	115,909

Weighted average number of ordinary shares (Non-GAAP)
– Basic	863,552,831	864,609,263	864,609,263	529,343,027	868,941,151	868,941,151
– Diluted	922,941,599	897,830,249	897,830,249	859,160,014	912,141,991	912,141,991

Adjusted net income per ordinary share attributable to ordinary shareholders
– Basic	0.40	0.07	0.01	1.30	0.92	0.13
– Diluted	0.38	0.07	0.01	0.80	0.88	0.13

Adjusted net income per ADS attributable to ordinary shareholders
– Basic	0.81	0.14	0.02	2.60	1.84	0.27
– Diluted	0.76	0.13	0.02	1.60	1.75	0.25